SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FALCON NATURAL GAS CORP.
                                (NAME OF ISSUER)

                   COMMON STOCK, PAR VALUE $0.00001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   306067 10 9
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 1, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Alan  Aitchison
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  Kingdom
--------------------------------------------------------------------------------
                    |7|  SOLE  VOTING  POWER
NUMBER  OF               10,000,000
SHARES
BENEFICIALLY        |8|  SHARED  VOTING  POWER
OWNED  BY  EACH          N/A
REPORTING
PERSON  WITH        |9|  SOLE  DISPOSITIVE  POWER
                         10,000,000
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
               N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
               10,000,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               15.2%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
               IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Statement on Schedule 13D relates to the Common Stock of Falcon Natural Gas Corp. The principal executive offices of Falcon Natural Gas Corp. are located at Westchase Center, 2500 Citywest Blvd., Suite 300, Houston, Texas 77042.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Alan Aitchison. Mr. Aitchison's business address is Westchase Center, 2500 Citywest Blvd., Suite
300, Houston, Texas 77042. Mr. Aitchison is the President, Chief Executive Officer, Secretary and Treasurer of Falcon Natural Gas Corp. and its wholly-owned subsidiary, Falcon Natural Gas Corporation.

(d)-(e) During the last five years, Mr. Aitchison: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Aitchison  is  a  citizen  of  the  United  Kingdom.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

On June 1, 2004, Mr. Aitchison acquired 10,000,000 shares of Common Stock of Falcon Natural Gas Corp. from Massimiliano Pozzoni as an incentive for taking Mr. Pozzoni's place and becoming the President, Chief Executive Officer, Secretary and Treasurer of Falcon Natural Gas Corp. As a result of this transaction, Mr. Aitchison owns 10,000,000 shares (or 15.2%) of Common Stock of Falcon Natural Gas Corp.

ITEM  4.  Purpose  of  Transaction

Mr. Aitchison acquired the securities of Falcon Natural Gas Corp. for investment purposes. Depending on general market and economic conditions affecting Falcon Natural Gas Corp. and other relevant factors, Mr. Aitchison may purchase additional securities of Falcon Natural Gas Corp. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Aitchison does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Falcon Natural Gas Corp., or the disposition of securities of Falcon Natural Gas Corp.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Falcon Natural Gas Corp. or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Falcon Natural Gas Corp. or any of its subsidiaries;

(d) any change in the present board of directors or management of Falcon Natural Gas Corp., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Falcon Natural Gas Corp.;

(f) any other material changes in Falcon Natural Gas Corp.'s business or corporate structure;

(g) changes in Falcon Natural Gas Corp.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Falcon Natural Gas Corp. by any person;

(h) causing a class of securities of Falcon Natural Gas Corp. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Falcon Natural Gas Corp. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Alan Aitchison beneficially owns 10,000,000 shares of Common Stock, $0.00001 par value, of Falcon Natural Gas Corp. The shares of Common Stock beneficially owned by Mr. Aitchison constitute approximately 15.2% of the total number of shares of Common Stock of Falcon Natural Gas Corp., based upon 65,900,000 shares of Common Stock outstanding as of May 14, 2004.

(b) Mr. Aitchison has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Aitchison.

(c) Mr. Aitchison acquired the Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Aitchison.

(e)  Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM  7.  Material  to  be  Filed  as  Exhibits

None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  14,  2004               By:  /s/  Alan  Aitchison
                                         ----------------------
                                           Alan  Aitchison

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